SE 17004385
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2016 (MM/DD/YY) AND ENDING 01/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rance King Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3737 E. Broadway
(No. and Street)

Long Beach	CA	90803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Rance King, Jr. — (562) 240-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William Rance King, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rance King Securities Corporation, as of January 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TANJA M. PIERCE
Notary Public - California
Los Angeles County
Commission # 2157737
My Comm. Expires Jul 21, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	2
Financial Statements:	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9
Additional Information:	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1	10
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	11
Schedule III - Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3	12
Report of Independent Registered Public Accounting Firm	13
Exemption Report Pursuant to SEC Rule 17A-5	14
Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	15-16
Schedule of Assessment and Payments (Form SIPC-7)	17

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Rance King Securities Corporation

We have audited the accompanying statement of financial condition of Rance King Securities Corporation as of January 31, 2017, and the related statements of income, changes in stockholder's equity, and changes in cash flows for the year then ended. These financial statements are the responsibility of Rance King Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rance King Securities Corporation as of January 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Rance King Securities Corporation's financial statements. The supplemental information is the responsibility of Rance King Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II, and III, are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountant

Northridge, California
March 24, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

RANCE KING SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2017

ASSETS

Current assets:		
Cash in bank	$	635,297
Due from related party		33,200
Total current assets		668,497
Total assets	$	668,497

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accrued expenses	$	376,000
Total liabilities		376,000
Stockholder's equity:		
Common stock, no par value; 100 shares authorized; 50 shares issued and outstanding		10,000
Additional paid-in capital		28,911
Retained earnings		253,586
Total stockholder's equity		292,497
Total liabilities and stockholder's equity	$	668,497

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF INCOME

YEAR ENDED JANUARY 31, 2017

Revenues:		
Marketing and due diligence income - related party		$ 1,380,177
Commissions income - related party		2,916,899
Total revenues		4,297,076
Expenses:		
Commissions	$ 3,177,825	
Salaries	525,952	
Marketing and due diligence	358,832	
Professional fees	54,849	
Conferences and seminars	52,693	
Occupancy	25,997	
Postage and delivery	22,694	
Licenses, fees and regulatory assessments	15,006	
Dues and subscriptions	11,500	
Office expense	7,930	
Travel and transportation/other	38,295	
Total expenses		4,291,573
Operating Income		5,503
Other Income:		
Interest income		5,450
Income before income taxes		10,953
Income taxes		2,824
Net income		$ 8,129

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED JANUARY 31, 2017

	Common Stock	Additional Paid-in capital	Retained Earnings	Total
Balance, beginning of year	$ 10,000	$ 28,911	$ 245,457	$ 284,368
Net income	-	-	8,129	8,129
Balance, end of year	$ 10,000	$ 28,911	$ 253,586	$ 292,497

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED JANUARY 31, 2017

Cash flows from operating activities:		
Net income	$	8,129
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in:		
Prepaid taxes		1,861
Increase in:		
Accrued expenses		140,307
Net cash flows provided by operating activities		150,297
Cash flows from investing activities		-
Cash flows from financing activities:		
Demand notes issued by related parties		(200,000)
Demand notes repaid by related parties		350,000
Net cash flows provided by financing activities		150,000
Net increase in cash		300,297
Cash, beginning of year		335,000
Cash, end of year	$	635,297

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:		
Interest	$	-
Income taxes	$	963

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW ACTIVITY

The $33,200 long-term investment was transferred to the company's sole stockholder at cost.

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2017

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered-broker dealer incorporated under the laws of the State of California maintaining its principal and only active office in Long Beach, California. Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3, and the Company does not hold customer funds or securities. The Company's primary business consists of the wholesaling and retailing of direct participation programs for which a related entity is the general partner. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at January 31, 2017.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company places its cash with high quality banking institutions and may at times exceed federally insured limits of $250,000. As of January 31, 2017, the Company had cash deposits in one financial institution amounting to $502,666, which exceeded federally insured limits by $252,666. The Company believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to cash deposits with financial institutions.

Revenue Recognition

Revenue is recognized when evidence of an agreement exists, the price is fixed or determinable, collectability is reasonably assured and services performed. The Company recognizes revenue pursuant to the Managing Dealer Agreement with its related party when commission income is earned from sale of Shares and Tenant in Common Interests. Please refer to Note 3 for related party transactions.

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Current income taxes result from reporting of Federal income tax and California franchise tax for financial and tax purposes.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Reclassification

Certain amounts previously reported have been reclassified to conform to the current period presentation. The reclassifications were made to change the income statement presentation to provide the users of the financial statements additional information related to the operating results of the Company. The reclassifications had no effect on net income or assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) INCOME TAXES

Income taxes consist of the following:

	Federal	State	Total
Current	$ 2,024	$ 800	$ 2,824
Deferred	-	-	-
	$ 2,024	$ 800	$ 2,824

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The tax effect of timing differences was not material at January 31, 2017.

The Company files income tax returns in the U.S. federal jurisdiction and the State of California. The Company's income tax returns for the tax years ending 2013 and forward remain open for examination by federal, and 2012 and forward remain open for examination by State of California.

(3) RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with RKP. The Company agreed to lease and/or utilize certain facilities, equipment, personnel, and third party services from RKP. On October 1, 2015, the agreement was amended and shall remain in effect unless terminated according to its terms. Unless terminated, the agreement shall thereafter automatically renew for successive one-year periods. During the term, the Company is legally obligated to RKP for certain costs based on the Company's pro rata share of these costs, which include rental of facility, utilities, office expenses, accounting and tax services, and personnel, which totaled $164,853 for the year ended January 31, 2017.

(3) RELATED PARTY TRANSACTIONS, continued

On May 15, 2011, June 1, 2013 and March 1, 2016, the Company entered into Managing Dealer Agreements (the "MDA") with RK Opportunity Fund II LLC ("RKOF II"), RK Opportunity Fund III LLC ("RKOF III") and RK Opportunity Fund IV LLC ("RKOF IV") respectively. These LLCs are related to 100% owner of the Company and is also a managing member of these LLCs. The terms of the MDA appoints the Company as the LLCs' exclusive managing placement agent for the purpose of the placement of all Shares and Tenant in Common Interests. Under the MDAs with RKOF II and RKOF III, the Company will receive sales commission equal to 7% of the proceeds released to the LLCs, a marketing management or placement fee equal to 2%, a non-accountable due diligence allowance of 0.5% of the proceeds, and a non-accountable marketing allowance of 0.5% of the proceeds. Starting with the MDA of RKOF IV, the Company will receive sales commission equal to 6% of the proceeds released to the LLCs, a marketing management or placement fee equal to 2%, a non-accountable due diligence allowance of 0.5% of the proceeds, and a non-accountable marketing allowance of 0.5% of the proceeds. The Company earned commissions totaling $1,078,517 from the sale of interests of certain imited liability companies (LLCs) for the year ended January 31, 2017.

An artwork held as a long-term investment by the Company was transferred to the shareholder at cost and fair value on January 31, 2017.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

(4) NET CAPITAL

The Company is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of January 31, 2017, the net capital ratio was 1.45 and the net capital was $259,297 which exceeded the required minimum capital by $234,229.

(5) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was March 24, 2017. No transactions or events were found that were material enough to require recognition in the financial statements.

RANCE KING SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JANUARY 31, 2017

Total stockholder's equity		$	292,497
Less non-allowable assets:			
Long-term investment	(33,200)		
			(33,200)
Net capital			259,297

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	25,068
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above two figures)	$	25,068
Excess net capital	$	234,229

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	376,000
Ratio of aggregate indebtedness to net capital		1.45
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

JANUARY 31, 2017

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

JANUARY 31, 2017

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

The accompanying notes are an integral part of these financial statements.

Rance King Securities Corporation
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended January 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Rance King Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Rance King Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rance King Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Rance King Securities Corporation stated that Rance King Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Rance King Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rance King Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountant

Northridge, California
March 24, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

RANCE KING SECURITIES CORPORATION
EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5

JANUARY 31, 2017

Rance King Securities Corporation operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3.

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"

During the year ended January 31, 2017, the Company met the provisions of this exemption without exception.

WR King

William Rance King, Jr.
President

March 24, 2017
Date

Rance King Securities Corporation
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended January 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Rance King Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended January 31, 2017, which were agreed to by Rance King Securities Corporation and the Securities Investor Protection Corporation and the Financial Industry Regulatory Authority, solely to assist you and the other specified parties in evaluating Rance King Securities Corporation's compliance with the applicable instructions of Form SIPC-7. Rance King Securities Corporation's management is responsible for Rance King Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended January 31, 2017 with the amounts reported in Form SIPC-7 for the year ended January 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountant

Northridge, California
March 24, 2017

Rance King Securities Corporation
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended January 31, 2017

	Amount
Total assessment	$ -
SIPC-6 general assessment	-
SIPC-7 general assessment	-
Total assessment balance (overpayment carried forward)	$ -

Rance King Securities Corporation
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended January 31, 2017